Exhibit 99.2

PROFOUND MEDICAL CORP.

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

MARCH 31, 2024

PRESENTED IN US DOLLARS (000s)

Profound Medical Corp. Interim Condensed Consolidated Balance Sheets In USD (000s) (Unaudited)

	March 31, 2024 $	December 31, 2023 $

Assets

Current assets
Cash	41,180	26,213
Trade and other receivables (note 3)	6,510	7,288
Inventory (note 4)	6,976	6,989
Prepaid expenses and deposits	875	1,406
Total current assets	55,541	41,896

Property and equipment (note 5)	866	909
Intangible assets (note 6)	428	490
Right-of-use assets (note 7)	547	616

Total assets	57,382	43,911

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,875	3,282
Deferred revenue	644	721
Long-term debt (note 8)	6,482	2,104
Lease liabilities (note 9)	253	259
Income taxes payable	13	-
Total current liabilities	10,267	6,366

Deferred tax liability	59	59
Long-term debt (note 8)	-	5,000
Deferred revenue	697	728
Lease liabilities (note 9)	501	578

Total liabilities	11,524	12,731

Shareholders’ Equity

Share capital (note 10)	232,763	217,393
Contributed surplus	19,985	19,687
Accumulated other comprehensive income	17,240	12,031
Deficit	(224,130)	(217,931)

Total Shareholders’ Equity	45,858	31,180

Total Liabilities and Shareholders’ Equity	57,382	43,911

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp. Interim Condensed Consolidated Statements of Loss and Comprehensive Loss In USD (000s) (Unaudited)

	Three months ended March 31, 2024 $	Three months ended March 31, 2023 $

Revenue (note 12)
Recurring - non-capital	1,482	1,467
Capital equipment	428	393
	1,910	1,860
Cost of sales (note 13)	641	647
Gross profit	1,269	1,213

Operating expenses (note 13)
Research and development	3,933	3,840
General and administrative	2,387	2,106
Selling and distribution	2,431	2,105
Total operating expenses	8,751	8,051

Operating loss	7,482	6,838

Net finance expense (income) (note 14)	(1,322)	(145)

Loss before income taxes	6,160	6,693

Income tax expense	39	48

Net loss attributed to shareholders for the period	6,199	6,741

Other comprehensive (income) loss
Item that may be reclassified to loss
Foreign currency translation adjustment - net of tax	(5,209)	47

Net loss and comprehensive loss for the period	990	6,788

Loss per share (note 15)
Basic and diluted loss per common share	0.26	0.32

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp. Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity In USD (000s) (Unaudited)

	Number of shares	Share capital $	Contributed surplus $	Accumulated other comprehensive income $	Deficit $	Total $

Balance – January 1, 2023	20,879,497	205,825	18,704	16,837	(189,362)	52,004

Net loss for the period	-	-	-	-	(6,741)	(6,741)
Cumulative translation adjustment – net of tax of $nil	-	169	(14)	(47)	-	108
Exercise of share options	500	1	(1)	-	-	-
Exercise of Warrants	234,335	3,409	(986)	-	-	2,423
Share-based compensation (note 11)	-	-	941	-	-	941
Balance – March 31, 2023	21,114,332	209,404	18,644	16,790	(196,103)	48,735

Balance – January 1, 2024	21,370,565	217,393	19,687	12,031	(217,931)	31,180
Net loss for the period	-	-	-	-	(6,199)	(6,199)
Cumulative translation adjustment – net of tax of $nil	-	(5,709)	(469)	5,209	-	(969)
Shares issued in public offering and private placement (note 10)	3,058,334	21,079	-	-	-	21,079
Share-based compensation (note 11)	-	-	767	-	-	767
Balance – March 31, 2024	24,428,899	232,763	19,985	17,240	(224,130)	45,858

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp. Interim Condensed Consolidated Statements of Cash Flows In USD (000s) (Unaudited)

	Three months ended March 31, 2024 $	Three months ended March 31, 2023 $

Operating activities
Net loss for the period	(6,199)	(6,741)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment (note 5)	199	179
Amortization of intangible assets (note 6)	51	50
Depreciation of right-of-use assets (note 7)	55	54
Share-based compensation (note 11)	767	941
Interest and accretion expense (note 14)	177	192
Deferred revenue	(107)	212
Change in fair value of derivative financial instrument (note 14)	-	(121)
Net change in amortized cost of trade and other receivables (note 3)	(69)	(39)
Changes in non-cash working capital balances
Trade and other receivables	854	(600)
Prepaid expenses and deposits	553	364
Inventory	(180)	(330)
Accounts payable and accrued liabilities	(570)	(21)
Provisions	-	6
Income taxes payable	13	48
Foreign exchange on cash	(642)	(17)
Net cash flow used in operating activities	(5,098)	(5,823)

Financing activities
Issuance of common shares (note 10)	22,938	-
Transactions costs paid (note 10)	(1,859)	-
Payment of long-term debt (note 8)	(623)	(206)
Proceeds from warrants exercised	-	2,423
Payment of lease liabilities (note 9)	(73)	(73)
Total cash flow from financing activities	20,383	2,144

Net change in cash during the period	15,285	(3,679)
Foreign exchange on cash	(318)	146
Cash – Beginning of period	26,213	46,517
Cash – End of period	41,180	42,984

Supplemental cash flow information:

Interest paid, included in financing activities	159	157
Income taxes paid, included in operating activities	14	11

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp. Notes to Interim Condensed Consolidated Financial Statements March 31, 2024 In USD (000s)

1	Description of business

Profound Medical Corp. (Profound) and its subsidiaries (together, the Company) were incorporated under the Ontario Business Corporations Act on July 16, 2014. The Company is a medical technology company developing treatments to ablate the prostate gland, uterine fibroids, osteoid osteoma and nerves for palliative pain relief for patients with metastatic bone disease.

The Company’s registered address is 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, Canada, L4W 5K5.

2	Summary of material accounting policies and basis of preparation

Basis of preparation

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards), applicable to the preparation of interim condensed consolidated financial statements, including International Accounting Standards (IAS) 34, Interim Financial Reporting. These interim condensed consolidated financial statements are presented in US dollars and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2023, which were prepared in accordance with IFRS Accounting Standards.

These interim condensed consolidated financial statements are prepared in accordance with the accounting policies as set out in the Company’s annual consolidated financial statements for the year ended December 31, 2023. The presentation of these interim condensed consolidated financial statements is consistent with the presentation of the annual consolidated financial statements. The Board of Directors approved these consolidated financial statements on May 9, 2024. These consolidated financial statements comply with IFRS Accounting Standards.

The interim condensed consolidated financial statements were prepared on a going concern basis under the historical cost convention. The fair values of cash, trade and other receivables, accounts payable and accrued liabilities and lease liabilities approximate their carrying values, due to their relatively short periods to maturity. The fair value of the long-term debt approximates its carrying amount as it has a floating interest rate.

Accounting standards adopted during the year

Beginning on January 1, 2024, the Company adopted certain IFRS Accounting Standards and amendments:

•	Classification of liabilities as current or non-current (Amendments to IAS1)
•	Non-current liabilities with covenants (Amendments to IAS1).

The adoption of these amendments did not have a material impact on the interim condensed consolidated financial statements.

(1)

Profound Medical Corp. Notes to Interim Condensed Consolidated Financial Statements March 31, 2024 In USD (000s)

3	Trade and other receivables

The trade and other receivables balance comprises the following:

	March 31, 2024 $	December 31, 2023 $

Trade receivables, gross	6,557	7,145
Loss allowance	(74)	(76)
Less amortized cost adjustment	(239)	(315)
Trade receivables, net	6,244	6,754
Tax receivables	66	414
Other receivables	200	120
Total trade and other receivables	6,510	7,288

The Company applies the simplified approach to provide for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. Trade receivables past due represents amounts not collected beyond the customer’s contractual terms. At March 31, 2024 there were $967 of trade receivables that were past due (December 31, 2023 - $648).

Management continually reviews the future cash flows used in the calculation of the amortized cost of its trade and other receivables. Due to access to customer locations, certain gross trade receivables totalling $3,737 are expected to have a longer repayment term due to the payment term being based on installation of the device. The Company recognized $69 net interest income for the three months ended March 31, 2024 ($39 for the three months ended March 31, 2023).

4	Inventory

	March 31, 2024 $	December 31, 2023 $

Finished goods	4,781	4,646
Raw materials	2,210	2,351
Inventory provision	(15)	(8)
Total inventory	6,976	6,989

During the three months ended March 31, 2024, $523 (three months ended March 31, 2023 - $476) of inventory was recognized in cost of sales. The Company increased its inventory provision by $7 during the three months ended March 31, 2024 (three months ended March 31, 2023 – $6). There were no other inventory write-downs charged to cost of sales during the period ended March 31, 2024.

(2)

Profound Medical Corp. Notes to Interim Condensed Consolidated Financial Statements March 31, 2024 In USD (000s)

5	Property and equipment

	Leasehold improvements $	Equipment under lease $	Total $

At January 1, 2024
Cost	542	2,583	3,125
Accumulated depreciation	(384)	(1,832)	(2,216)
Net book value	158	751	909

Three months ended March 31, 2024
Opening net book value	158	751	909
Additions	-	159	159
Foreign exchange	(5)	2	(3)
Depreciation	(14)	(185)	(199)
Closing net book value	139	727	866

At March 31, 2024
Cost	542	2,742	3,284
Accumulated depreciation	(403)	(2,015)	(2,418)
Net book value	139	727	866

6	Intangible assets

	Exclusive licence agreement $	Software $	Proprietary technology $	Brand $	Total $

As at January 1, 2024
Cost	231	978	3,456	681	5,346
Accumulated amortization	(114)	(605)	(3,456)	(681)	(4,856)
Net book value	117	373	-	-	490

Three months ended March 31, 2024
Opening net book value	117	373	-	-	490
Foreign exchange	(2)	(9)	-	-	(11)
Amortization	(5)	(46)	-	-	(51)
Closing net book value	110	318	-	-	428

As at March 31, 2024
Cost	231	978	3,456	681	5,346
Accumulated amortization	(121)	(660)	(3,456)	(681)	(4,918)
Net book value	110	318	-	-	428

(3)

Profound Medical Corp. Notes to Interim Condensed Consolidated Financial Statements March 31, 2024 In USD (000s)

7	Right-of-use assets

Leased premises $

As at January 1, 2024
Cost	1,679
Accumulated depreciation	(1,063)
Net book value	616

Three months ended March 31, 2024
Opening net book value	616
Foreign exchange	(14)
Depreciation	(55)
Closing net book value	547

As at March 31, 2024
Cost	1,679
Accumulated depreciation	(1,132)
Net book value	547

The Company leases office premises in Mississauga, Canada. The lease agreement ends on September 30, 2026 with the rights to extend for another 5 years, which is not reasonably certain.

8	Long-term debt

On November 3, 2022, the Company signed a term loan agreement with CIBC Innovation Banking (CIBC) to provide a secured loan for total gross proceeds of C$10,000 maturing on November 3, 2027 with an interest rate based on prime plus 2% (CIBC Loan). The Company was required to make interest only payments until October 31, 2023 and monthly repayments of C$208 plus accrued interest commenced on October 31, 2023. All obligations of the Company under the CIBC Loan are guaranteed by current and future subsidiaries of the Company and include security of first priority interests in the assets of the Company and its subsidiaries. Initially, the Company had financial covenants in relation to the CIBC loan where unrestricted cash is at all times greater than EBITDA for the most recent six-month period, reported on a monthly basis and that revenue for any fiscal quarter must be 15% greater than revenue for the same fiscal quarter in the prior fiscal year, reported on a quarterly basis.

On September 26, 2023 an amendment to the CIBC Loan resulted in a change to the financial covenants. The amended covenants are that unrestricted cash must at all times be greater of: (i) to the extent EBITDA is negative for such period, EBITDA for the most recent nine-month period or (ii) $7,500, reported on a monthly basis; and that recurring revenue for any fiscal quarter must be 15% greater than recurring revenue for the same fiscal quarter in the prior fiscal year, reported on a quarterly basis. The Company is compliant with the first covenant whereby unrestricted cash is at all times greater than EBITDA for the most recent nine-month period ended March 31, 2024. However, the Company is in breach with the second covenant whereby recurring revenue for any fiscal quarter must be 15% greater than recurring revenue for the same fiscal quarter in the prior fiscal year as at March 31, 2024. The loan is classified as current since CIBC has the right to demand the repayment of the loan. If CIBC demands repayment of the loan, the Company has sufficient cash to cover the repayment of the loan and would have $34,517 cash remaining.

(4)

Profound Medical Corp. Notes to Interim Condensed Consolidated Financial Statements March 31, 2024 In USD (000s)

On May 3, 2024, the Company received a waiver from CIBC and an amendment to the CIBC Loan which resulted in an amendment to the financial covenants. The amended covenants are that the recurring revenue covenant shall not be tested for any fiscal quarter in the 2024 fiscal year so long as unrestricted cash is no less than 2.5 multiplied by the principal amount of outstanding CIBC Loan at all times.

	March 31, 2024 $	December 31, 2023 $

Balance - Beginning of period	7,104	7,174
Interest and accretion expense	169	727
Foreign exchange	(168)	115
Repayment	(623)	(912)
Balance - End of period	6,482	7,104
Less: Current portion	6,482	2,104
Long-term portion	-	5,000

9	Lease liabilities

	March 31, 2024 $	December 31, 2023 $

Balance – Beginning of Period	837	1,056
Repayments	(73)	(292)
Foreign exchange	(18)	30
Interest and accretion expense	8	43
Balance – End of Period	754	837
Less: Current portion	253	259
Long-term portion	501	578

10	Share capital

Common shares

The Company is authorized to issue an unlimited number of common shares.

Issued and outstanding (with no par value)

	March 31, 2024 $	December 31, 2023 $

24,428,899 (December 31, 2023 – 21,370,565) common shares	232,763	217,393

(5)

Profound Medical Corp. Notes to Interim Condensed Consolidated Financial Statements March 31, 2024 In USD (000s)

On January 2, 2024, the Company closed a public offering, resulting in the issuance of 2,666,667 common shares at a price of $7.50, for gross proceeds of $20,000 ($18,238, net of transaction costs).

On January 16, 2024, the Company closed a non-brokered private placement, resulting in the issuance of 391,667 common shares at a price of $7.50, for gross proceeds of $2,938 ($2,841, net of transaction costs).

On September 6, 2023, the Company entered into an at-the-market equity program (ATM Program), under which the Company may from time to time in its sole discretion, issue and sell through its securities dealers acting as agents up to $30,000 of common shares. Through March 31, 2024, the Company has not issued any common shares of the Company under the ATM Program and is no longer in effect due to the expiry of the Company’s shelf prospectus.

11	Share-based payments

Share options

Compensation expense related to share options for the three months ended March 31, 2024 was $169 (three months ended March 31, 2023 – $415). A summary of the share option changes during the period presented and the total number of share options outstanding as at those dates are set forth below:

	Number of options	Weighted average exercise price C$

Balance - January 1, 2024	1,474,809	16.19
Granted	28,700	11.24
Forfeited/expired	(12,650)	17.40
Balance - March 31, 2024	1,490,859	16.08

The Company estimated the fair value of the share options granted during the period using the Black-Scholes option pricing model with the weighted average assumptions below.

March 18, 2024

Exercise price	C$11.24
Expected volatility	70%
Expected life of options	6 years
Risk-free interest rate	3.54%
Dividend yield	-
Number of share options issued	28,700

(6)

Profound Medical Corp. Notes to Interim Condensed Consolidated Financial Statements March 31, 2024 In USD (000s)

The following table summarizes information about the share options outstanding as at March 31, 2024:

Exercise price C$	Number of options outstanding	Weighted average remaining contractual life (years)	Number of options exercisable

8.01 – 10.00	317,109	5.05	314,319
10.01 – 12.00	138,234	5.22	109,534
12.01 – 14.00	34,650	7.61	11,834
14.01 – 16.00	142,456	3.18	135,585
16.01 – 18.00	420,189	6.15	400,997
18.01 – 20.00	15,450	9.21	-
20.01 – 22.00	300	6.38	267
22.01 – 24.00	410,671	7.13	291,823
24.01 – 26.00	1,800	6.65	1,484
28.01 – 30.00	10,000	6.95	7,504
	1,490,859	5.89	1,273,347

Long-term incentive plan

Share-based compensation expense related to long-term incentive plan (LTIP) for the three months ended March 31, 2024 was $598 (three months ended March 31, 2023 – $526).

A summary of the RSU changes during the year are set forth below:

	Number of RSUs	Weighted average remaining contractual life (years)

Balance - January 1, 2024	493,396	1.99
Granted	30,000	2.92
Forfeited	(11,666)	-
Balance - March 31, 2024	511,730	1.82

A summary of the DSU changes during the period are set forth below:

Number of DSUs

Balance - January 1, 2024 & March 31, 2024	75,000

(7)

Profound Medical Corp. Notes to Interim Condensed Consolidated Financial Statements March 31, 2024 In USD (000s)

12	Revenue

	Three Months ended March 31,
	2024 $			2023 $
	Contracts with customers	Leasing	Total	Contracts with customers	Leasing	Total

Recurring - non-capital	1,262	220	1,482	1,257	210	1,467
Capital equipment	-	428	428	393	-	393
	1,262	648	1,910	1,650	210	1,860

13	Nature of expenses

	Three months ended March 31, 2024 $	Three months ended March 31, 2023 $

Production and manufacturing costs	109	216
Salaries and benefits	3,992	3,757
Consulting fees	1,605	1,018
Research and development expenses	756	816
Sales and marketing expenses	709	483
Amortization and depreciation	305	283
Share-based compensation	767	941
Rent	94	281
Software/hardware	212	160
Insurance	331	360
Office and shop supplies	35	133
Other expenses	479	250
Expected credit loss (note 3)	(2)	-
	9,392	8,698

14	Net finance expense (income)

	Three months ended March 31, 2024 $	Three months ended March 31, 2023 $

Change in fair value of derivative financial instrument	-	(121)
Lease liability interest expense (note 9)	8	12
Interest income	(562)	(297)
Net change for amortized cost of trade and other receivables (note 3)	(69)	(39)
CIBC loan interest expense (note 8)	169	180
Net foreign exchange loss (gain)	(868)	120
	(1,322)	(145)

(8)

Profound Medical Corp. Notes to Interim Condensed Consolidated Financial Statements March 31, 2024 In USD (000s)

Credit risk

Credit risk is the risk of a financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. The Company is exposed to credit risk on its cash and trade and other receivable balances. The Company’s cash management policies include ensuring cash is deposited in Canadian chartered banks.

The Company applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables are grouped based on shared credit risk characteristics and the days past due.

At March 31, 2024, the expected loss rates are based on comparable company payment profiles of sales over a period of 36 months before March 31, 2024 and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current information on macroeconomic factors affecting the ability of the customers to settle the receivables.

The loss allowance as at March 31, 2024 for trade receivables is as follows:

						2024
	Current	0–30 days	31-60 days	61-90 days	90+ days	Total

Expected loss rate	0.84%	1.42%	1.35%	2.46%	3.62%
Gross carrying amount	5,590	265	89	-	613	6,557
Loss allowance	47	4	1	-	22	74

Foreign currency risk

Foreign currency risk occurs as a result of foreign exchange rate fluctuations between the time a transaction is recorded and the time it is settled.

The Company purchases goods and services denominated in foreign currencies and, accordingly, is subject to foreign currency risk. The Company’s financial instruments denominated in foreign currencies are shown below in US dollars.

					March 31, 2024
	US dollars $	Euro $	Canadian dollars $	Chinese renminbi $	Total $

Cash	38,002	606	2,391	181	41,180
Trade and other receivables	4,364	1,880	266	-	6,510
Accounts payable and accrued liabilities	(622)	(400)	(1,836)	(17)	(2,875)
Lease liabilities	-	-	(754)	-	(754)
Long-term debt	-	-	(6,482)	-	(6,482)

(9)

Profound Medical Corp. Notes to Interim Condensed Consolidated Financial Statements March 31, 2024 In USD (000s)

As at March 31, 2024, if foreign exchange rates had been 5% higher, with all other variables held constant, loss and comprehensive loss would have been $208 higher, mainly as a result of the translation of foreign currency denominated cash, trade and other receivables, accounts payable and accrued liabilities, lease liabilities and long-term debt. The Company does not use derivatives to reduce exposure to foreign currency risk.

Liquidity risk

Liquidity risk is the risk the Company may encounter difficulties in meeting its financial liability obligations as they come due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis.

The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing. The Company’s ability to accomplish all of its future strategic plans is dependent on obtaining additional financing or executing other strategic options; however, there is no assurance the Company will achieve these objectives.

The following table summarizes the Company’s significant contractual, undiscounted cash flows related to its financial liabilities following the receipt of a waiver in relation to the covenant breach on the CIBC loan.

				2024
	Carrying amount $	Future cash flows $	Less than 1 year $	Between 1 year and 5 years $

Accounts payable and accrued liabilities	2,875	2,875	2,875	-
Lease liabilities	754	810	291	519
Long-term debt	6,482	7,874	2,565	5,309
	10,111	11,559	5,731	5,828

15	Loss per share

The following table shows the calculation of basic and diluted loss per share:

	Three months ended March 31, 2024	Three months ended March 31, 2023

Net loss for the period	$6,199	$6,741
Weighted average number of common shares	24,295,749	20,922,209
Basic and diluted loss per share	$0.26	$0.32

(10)

Profound Medical Corp. Notes to Interim Condensed Consolidated Financial Statements March 31, 2024 In USD (000s)

The computation of diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the share options, RSUs and DSUs. Of the 1,490,859 share options (March 31, 2023 – 1,521,025), 511,730 RSUs (March 31, 2023 – 444,861), and 75,000 DSUs (March 31, 2023 – 60,000) not included in the calculation of diluted loss per share for the period ended March 31, 2024, 1,273,347 (March 31, 2023 – 1,162,041) were exercisable.

16	Related party transactions

Key management includes the Company’s directors and senior management team. The remuneration of directors and the senior management team was as follows:

	Three months ended March 31, 2024 $	Three months ended March 31, 2023 $

Salaries and employee benefits	350	478
Directors’ fees	69	81
Share-based compensation	542	777
	961	1,336

Executive employment agreements allow for additional payments in the event of a liquidity event, or if the executive is terminated without cause.

17	Segment reporting

The Company’s operations are categorized into one industry segment, which is medical technology focused on magnetic resonance guided ablation procedures for the treatments to ablate the prostate gland, uterine fibroids, osteoid osteoma and nerves for palliative pain relief for patients with metastatic bone disease. The Company is managed geographically in Canada, Germany, USA, China and Finland.

For the three months ended March 31, 2024:

	Canada $	USA $	Germany $	Total $

Revenue
Recurring - non-capital	104	1,158	220	1,482
Capital equipment	-	-	428	428
	104	1,158	648	1,910

For the three months ended March 31, 2023:

	Canada $	USA $	Germany $	Total $

Revenue
Recurring - non-capital	41	1,060	366	1,467
Capital equipment	-	-	393	393
	41	1,060	759	1,860

(11)

Profound Medical Corp. Notes to Interim Condensed Consolidated Financial Statements March 31, 2024 In USD (000s)

Other financial information by segment as at March 31, 2024:

	Canada $	USA $	Germany $	China $	Finland $	Total $

Total assets	47,576	3,811	2,297	195	3,503	57,382
Intangible assets	428	-	-	-	-	428
Property and equipment	139	727	-	-	-	866
Right-of-use assets	547	-	-	-	-	547
Amortization of intangible assets	51	-	-	-	-	51
Depreciation of property and equipment	14	185	-	-	-	199
Depreciation of right-of-use assets	55	-	-	-	-	55

Other financial information by segment as at December 31, 2023:

	Canada $	USA $	Germany $	China $	Finland $	Total $

Total assets	34,257	4,067	1,952	82	3,553	43,911
Intangible assets	490	-	-	-	-	490
Property and equipment	158	751	-	-	-	909
Right-of-use assets	616	-	-	-	-	616
Amortization of intangible assets	202	-	-	-	-	202
Depreciation of property and equipment	57	670	-	-	-	727
Depreciation of right-of-use assets	217	-	-	-	-	217

(12)